UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 14, 2025

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 14, 2025

Sumitomo Mitsui Financial Group, Inc.

Securities code: 8316

Opinion of SMFG’s Board of Directors on the Shareholder Proposals

Regarding the agenda of the 23rd Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2025, Sumitomo Mitsui Financial Group, Inc. (the “Company”) has received documents stating shareholders’ intentions to exercise their proposal rights. The Company hereby announces that at the Board of Directors meeting held today, it has resolved to oppose these shareholder proposals.

On May 13, 2025, the Company published SMBC Group’s initiatives and progress in addressing climate change. Please refer to the “Progress Report on Addressing Climate Change”for more details. In addition, the Company is announcing that at the Board of Directors meeting held today, it has resolved to increase the annual dividend for FY2024 to JPY 122 per share, set the annual dividend forecast for FY2025 at JPY 136 per share, and acquire up to JPY 100 bn of its own shares based on its excess capital position.

1.	Proposing Shareholders

“Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by the Audit Committee)” and “Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients’ climate change transition plans)” have been jointly proposed by three shareholders. “Appropriation of Surplus” has been proposed by one shareholder.

* As one or more of the proposing shareholders are individuals, the names are withheld.

2.	The Shareholder Proposals

Please refer to the Appendix.

3.	Opinion of the Board of Directors on the Shareholder Proposals and the Reasons therefor

(1)	Shareholder Proposal “Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by the Audit Committee)”

1)	Opinion of the Board of Directors

The Board of Directors opposes this shareholder proposal.

2)	Reasons for the Opposition

Given the importance of risk management in its business activities, SMBC Group, including the Company, has a system in place for managing risk under the supervision of the Group CRO, and performs risk management operations. Furthermore, the Audit Committee, which is an internal committee of the Board of Directors, and the Board of Directors appropriately audit, supervise, and disclose the status of risk management.

The Company has created an environment that supports appropriate risk-taking by executive officers and has established a system to ensure appropriate conduct of operations (its internal control system) based on the Companies Act, etc., in order to maintain sound business operations. On this basis, the Board of Directors approves the groupwide basic policies for risk management and risk appetite (*) for the entire SMBC Group, and risk management operations are conducted. If, during the course of the fiscal year, there are significant changes with respect to the operating environment or awareness of risks as compared to those envisioned at the start of the fiscal year, these changes are discussed by the Board of Directors, etc., and SMBC Group’s overall risk appetite and operation strategies are revised appropriately as necessary. Further, with respect to environmental and social risks, such as risks related to climate change, natural capital, human rights, etc., SMBC Group’s systems are constantly reassessed and refined, taking into consideration changes in the external environment and SMBC Group’s business fields, such as by including these risks in SMBC Group’s overall risk management framework.

The Audit Committee implements audits of the status of business execution with respect to risk management through measures such as attending important meetings, receiving reports from directors, executive officers and relevant internal departments, conducting site visits in domestic and overseas locations, and through audits performed by the Internal Audit Department. As a result of this, the Audit Committee has not found any points of concern regarding the contents of business reports concerning the internal control system or the execution of the duties of directors or executive officers, including internal controls related to financial reporting. Based on such assessment, the Audit Committee prepares its Audit Report, which the Company discloses as stipulated by laws and regulations.

Furthermore, the Board of Directors, having approved the core risk management policies and risk appetite of SMBC Group as a whole, receives regular reports on the status of business execution from the Group CRO, and appropriately supervises the state of SMBC Group’s risk management. Additionally, SMBC Group has established the Risk Committee, which is an internal committee of the Board of Directors. The Risk Committee is chaired by an outside director and contains experts who are not directors. It deliberates on matters related to the operating environment and awareness of risks, operation of the Risk Appetite Framework, the risk management operating structure, and the like, and it reports to and advises the Board of Directors.

SMBC Group discloses the above risk management framework and the status of the activities of the Audit Committee, including its audit and supervisory activities related to risk management, in a timely manner through securities reports, Annual Reports, Corporate Governance Reports, etc. Also, the Sustainability Disclosure Standards (SSBJ Standards) issued in March 2025 will mandate sustainability-related financial disclosures going forward, on the basis of which SMBC Group will further expand and enrich its disclosure.

The shareholder proposal seeks to amend our Articles of Incorporation to include a provision that would require Audit Reports of the Audit Committee to contain disclosure regarding the Company’s audit framework and assessments of the Audit Committee, including reasons for those assessments, as to whether appropriate measures have been taken to mitigate financial risks to the Company from issues such as malfeasance and climate change. However, the Company already carries out these initiatives in an appropriate manner and discloses its information to the extent necessary.

The Companies Act of Japan and related laws and regulations require that audit reports of an audit committee include details relating to auditing methods, the contents of audits, audit conclusions, the appropriateness and validity of business reports, the presence of any major incidents of misconduct by directors or executive officers related to the execution of their duties, among others. Given that audit reports are statutorily prescribed disclosure documents, the particular disclosure demands referred to in the shareholder proposal are not appropriate for inclusion in such audit reports.

In addition, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design, by resolution at a general meeting of shareholders. In the face of constantly evolving circumstances, the Company deliberates and makes decisions as necessary regarding the appropriate audit structure and how information will be disclosed. As the Articles of Incorporation define the basic framework of the Company, it is not appropriate to stipulate in them prescriptions for the contents of the Audit Report, such as the audit framework, the assessments of the Audit Committee and the reasons therefor.

For the reasons above, the Board of Directors opposes the proposed amendment to the Articles of Incorporation.

(*)

The types and levels of risk that SMBC Group is willing to take on or is prepared to tolerate in order to grow profits. The Risk Appetite Framework has been introduced as a framework that clarifies risk appetite and controls group-wide risks.

(2)	Shareholder Proposal “Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients’ climate change transition plans)”

1)	Opinion of the Board of Directors

The Board of Directors opposes this shareholder proposal.

2)	Reasons for the Opposition

SMBC Group, including the Company, positions addressing climate change as one of its most important management issues. Within the framework of the current Articles of Incorporation, the Company has been earnestly working to reduce the greenhouse gas (GHG) emissions from its own business activities, support customers’ efforts to contribute to the transition to a decarbonized society, and enhance its disclosure pertaining to these matters, including those related to what this shareholder proposal seeks (the disclosure of the assessments of our customers’ climate change transition plans). Furthermore, SMBC Group continuously engages in open dialogues with environmental NGOs and institutional investors, including these proposing shareholders, on efforts to address climate change issues.

In May 2023, SMBC Group published its Transition Finance Playbook, which describes in detail the items to be checked when executing transition finance (*1), as a framework for verifying the eligibility of our customers’ transition plans. SMBC Group is supporting customers’ decarbonization efforts that aim to be consistent with scenarios such as the 1.5 degree goal (*2). In addition, in November 2024, SMBC Group released the Transition Finance Scorebook 2024, which summarizes findings and issues identified through past transition finance efforts, along with recommendations on how to address them, which we aim to contribute to the further advancement of discussions for bringing about a decarbonized society.

In accordance with SMBC Group’s overall risk management framework, we are appropriately addressing our climate-related risks in order to align with the 1.5 degree goal by promoting dialogue with customers aiming to transition to a decarbonized society and managing GHG emissions across our loan and investment portfolio.

In April 2024, we introduced “environmental and social due diligence” as an assessment framework that combines understanding our customers’ situations from an environmental and social perspective and assessing their transition plans with human rights due diligence. Accordingly, we have in place a system for risk assessment based on assessments of our customers’ transition plans. Specifically, for sectors in which climate change transition risk (*3) is considered to be relatively high, we check and evaluate transition plans, including whether or not customers have set GHG emissions reduction targets and the status of their efforts to achieve these targets, and we disclose the results of these assessments. Taking these assessment results into account, we engage in open dialogue with customers regarding their transition plans and earnestly support their efforts aiming at transitioning to a decarbonized society, thus contributing to the decarbonization of the real economy. Furthermore, to assess the financial impact of transition risks on SMBC Group, we conduct quantitative estimates using scenario analysis on credit-related costs at Sumitomo Mitsui Banking Corporation and disclose the results. Also, the Sustainability Disclosure Standards (SSBJ Standards) issued in March 2025 will mandate sustainability-related financial disclosures going forward, on the basis of which SMBC Group will further expand and enrich its disclosure.

The Company has incorporated the above measures for assessing customers’ transition plans and risk management related to climate change into SMBC Group’s own transition plan. Progress on the plan is announced on a timely basis, with the commitment of the Board of Directors. Thus, we are appropriately addressing the issues raised by this shareholder proposal.

Under the Companies Act of Japan, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design by resolution at a general meeting of shareholders. On the other hand, considering that the Companies Act leaves decisions on business execution to the Board of Directors or executive officers delegated by the Board of Directors so as to enable the company to act promptly and exercise expert business judgement, it is inappropriate to stipulate matters concerning individual and specific business execution in the Articles of Incorporation. The shareholder proposal seeks to stipulate in the Articles of Incorporation the assessment of our customers’ transition plans, the disclosure of information regarding measures in the event of inconsistency with the 1.5 degree goal, and the financial impact on SMBC Group—each an instance of individual and specific business execution. The Company will continue to flexibly review and revise its risk management methods, including the method of assessing customers’ transition plans and criteria for supporting customers and the financial impact on SMBC Group related to climate change, in light of the constantly changing circumstances, and will disclose these measures appropriately. Since amendments to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, if this proposal is approved, the added provision would remain in effect until the Articles of Incorporation are amended and this would make it difficult for the Company to respond and adjust flexibly even in the event of changes in rules and frameworks concerning sustainability, or major changes in social conditions, such as wars or large-scale natural disasters and may, in turn, impair our corporate value.

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

(*1)

Transition finance is a financing method that aims to support companies that undertake efforts to reduce GHG emissions in accordance with a long-term strategy to achieve a decarbonized society. SMBC Group has defined transition finance as “financial services provided to clients aiming to support them align their business and/or operations with pathways in line with the objectives of the Paris Agreement.” SMBC Group makes its decisions on investments and loans, as well as risk management, in accordance with its independently determined policies and practices.

(*2)

The non-binding goal set in the Paris Agreement to limit global average temperature increase to well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit it to 1.5 degrees Celsius above pre-industrial levels.

(*3)	Transition risks are risks arising from efforts to transition to a low-carbon economy, including policy, legal, technology, market, and reputation risks.

(3)	Shareholder Proposal “Appropriation of Surplus”

1)	Opinion of the Board of Directors

The Board of Directors opposes this shareholder proposal.

2)	Reasons for the Opposition

The Company’s basic capital policy is to realize sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness. In terms of shareholder returns, dividends are the Company’s principal approach, and the Company flexibly implements share buybacks. Also, the Company maintains a progressive dividend policy which is to at least maintain, if not increase, dividend payments. Under the previous Medium-Term Management Plan for the three years beginning with FY2020, dividends were raised by a total of JPY 50 per share over the three years plan period, from JPY 190 per share of common stock in FY2020 to JPY 240 per share in FY2022 (these figures do not reflect the splitting of common stock into three shares on October 1, 2024 (hereinafter the “stock split”)). Under the current Medium-Term Management Plan for the three years beginning with FY2023, the Company aims to maintain a dividend payout ratio of 40% and to raise dividends by increasing profit attributable to owners of parent.

Furthermore, the Company conducted share buybacks of JPY 138.7 bn during the period of the previous Medium-Term Management Plan, and during the period of the current Medium-Term Management Plan, the Company acquired JPY 211.3 bn of its own shares in FY2023 and JPY 250.0 bn in FY2024. The Company regards share buybacks as essential for improving return on equity (ROE) and earnings per share (EPS), and will flexibly consider their implementation.

Based on the above, for FY2024, as profit attributable to owners of parent exceeded the Company’s forecast, reaching JPY 1,178.0 bn, the Company has decided to raise the year-end dividend to JPY 62 per share of common stock and the total annual dividend to JPY 122 per share of common stock (both figures reflect the stock split), an increase of JPY 32, representing a 35% growth compared to FY2023, in accordance with the 40% dividend payout ratio policy. Additionally, combined with the already implemented share buybacks of JPY 250.0 bn, the total payout ratio for FY2024 will exceed 60%.

In FY2025, as well, based on the dividend payout ratio of 40%, the Company published a dividend forecast of JPY 136 per share, a year-on-year increase of JPY 14 (both figures reflect the stock split). At the Board of Directors meeting held today, the Company resolved to acquire up to JPY 100.0 bn of its own shares based on its excess capital position.

As stated above, the Company aims to achieve sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness. The Company’s “progressive dividend policy” is a commitment to the shareholders not to reduce dividends in principle even in the events of a decrease in profits, which limits the flexibility of the Company’s dividend policy. Therefore, the Company believes that it should conduct share buybacks for the portion of excess capital exceeding the dividend payout ratio of 40% and avoid deviating from the 40% dividend payout ratio as much as possible. Particularly, in the current situation, where the Company’s stock price is deemed to be undervalued, the Company seeks to flexibly consider share buybacks.

The shareholder return policy of progressive dividends, a 40% dividend payout ratio, and flexible share buybacks was established in 2017. Since then, the Company has disclosed this policy each time the Company has formulated a Medium-Term Management Plan and explained it annually at each Ordinary General Meeting of Shareholders, where the Company believes it has received shareholders’ support.

For the reasons above, the Board of Directors opposes the proposed appropriation of surplus.

(Appendix)

The Shareholder Proposals

(The following “Details of the proposal” and “Reasons for the proposal” are an English translation of the original text described in a form submitted by the shareholder.)

Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by the Audit Committee)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter 6: “Nominating committee, Audit committee and Remuneration committee”

Clause 39: Disclosure of financial risk audit by audit committee

Noting the Company’s increasing acute and systemic financial risks due to material issues such as malfeasance and climate change, and the duties of the audit committee to oversee the effectiveness of directors as well as executive officers, in order to enhance long-term value, the Company shall disclose the following in the Audit Report:

(i) the audit committee’s assessment of the appropriateness of our company’s strategy, policies and processes to mitigate financial risks associated with identified material issues (including, the appropriateness of the process and results of reviewing the financial risks to which our company may be exposed, both when risk management is properly implemented and when it is inadequate) and the reasons of the assessment, and,

(ii) the framework, including the criteria for the assessment, for auditing the oversight of the Company’s risk controls with respect to identified material issues

2. Reasons for the proposal

This proposal requests the Company disclose the necessary information in the Audit Report for shareholders to determine whether the Directors of the Company are effectively monitoring risk.

Shareholders are unable to assess whether the board and its current processes are adequately monitoring the management’s use of risk controls. Given the recent cases of malfeasance in the banking sector in Japan, shareholders have legitimate concerns over the effectiveness of the current board oversight system. This doubt extends to whether the oversight system for other material risks (such as climate-related financial risks) is effective.

The audit committee’s report for FY2023 identified no issues with the oversight by the Directors, for example. However, shareholders are not advised of the basis of such an assessment. The Company should disclose the basis of its conclusion, given that they are accountable under the Companies Act and the Corporate Governance Code to the shareholders.

This proposal would improve the corporate governance of the Company and lead to the enhancement of mid- to long-term corporate value. It would benefit all shareholders, including the shareholders who are not given access to the Directors.

Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients’ climate change transition plans)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter Y: “Climate-related risk management”

Clause Z: Transition Plan (Disclosure of assessment of clients’ climate change transition plans)

Noting the Company’s exposure to material climate-related financial risks, the Company shall disclose:

(i)	how the Company will assess high-emitting clients’ climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement;

(ii)	the consequences of clients not producing credible Paris-aligned transition plans, including the restriction of new finance; and

(iii)	an assessment of the financial risk to the Company of clients not having credible Paris-aligned transition plans.

2. Reasons for the proposal

The Company recognises climate change as a “top risk”, has committed to net zero by 2050, and claims to assess clients’ transition plans, including “whether they have greenhouse gas emissions reduction targets and compliance with the Paris Agreement (1.5°C alignment)”, as part of the corporate credit assessment process.

However, the Company does not demonstrate how these various policies, frameworks and controls meaningfully influence the provision of services to high-emitting clients. Furthermore, the policy does not impose a deadline for clients in high-emitting sectors to present credible transition plans that are aligned with the Paris Agreement’s 1.5°C goal, nor does it impose conditions on funding to encourage clients’ transitions. Instead, the company continues to provide significant financial support to high-emitting clients that do not have credible transition plans.

This not only undermines its own disclosed transition approach, it leaves the Company lagging behind overseas peers, and exposes shareholders to increasing transition risks, as well as physical risks from worsening climate change.

The disclosures requested in this proposal are required to ensure the Company adequately enacts its stated risk control measures, and aligns with its commitment to reduce finance portfolio emissions to net zero by 2050.

These disclosures are in line with widely-held investor expectations, and will help maintain and enhance the Company’s long-term corporate value.

(The following “Details of the proposal” and “Reasons for the proposal” are English translation of the original text described in a form submitted by shareholder. Information necessary for the matters to be resolved is supplemented by the Company. In addition, “Reason for the proposal” are a summarized version of the original.)

Appropriation of Surplus

1. Details of the proposal

The year-end dividend for the fiscal year ended March 31, 2025 shall be ¥70 per share of common stock.

(1) Dividend type

Cash

(2) Allocation of dividend and aggregate amount to be distributed

Common stock    ¥70 per share     Total ¥271,196,821,700

(3) Effective date of dividend of surplus

June 30, 2025

(4) Start date of dividend payment

July 18, 2025

2. Reasons for the proposal

The share buyback of JPY 250.0 bn, which was conducted in FY2024, had no visible and direct impact on the stock price, with one reason being the fact that the share buyback amount represented only a small portion relative to the market capitalization. The comparison between the stock price and the TOPIX Banks Index also suggests the idea that the supporting stock price from share buybacks is limited.

Although the Company complies with international capital regulations (CET1 ratio), share buybacks lead to a decrease in capital. It is desirable that the banking industry attaches importance to fiscal soundness and stability in its capital management, especially under the ongoing uncertainty caused by geopolitical risks and the US trade policy.

Many shareholders, including both individual and institutional, attach importance to stable dividend yield, which is one of the elements that form the stock price. Dividends have been an effective measure to distribute the profits to shareholders since before buybacks were allowed in the market. Additionally, the fact that the Company’s bottom-line profit in FY2024 3rd Quarter marked 98% relative to its annual forecast indicates the ability to increase dividend.